
July 8, 2010

<u>By Facsimile and U.S. Mail</u>

Mr. Stephen M. Siedow
Chief Financial Officer
Petrocorp Inc.
1065 Dobbs Ferry Road
White Plains, New York 10607

> **Re:** **Petrocorp Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 9, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 16, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed March 24, 2010**
> **Response Letter Dated March 24, 2010**
> **Response Letter Dated June 24, 2010**
> **File No. 3-141993**

Dear Mr. Siedow:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief